Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms
AeroFarms Reaches Deal to Go Public Via SPAC Merger
Monday, March 29th, 2021, 8:00 AM Eastern

CORPORATE PARTICIPANTS Kristen Scholer – Cheddar Senior News Anchor David Rosenberg - CEO of AeroFarms

PRESENTATION

Kristen Scholer: Welcome back to Cheddar’s Closing Bell, everyone. As traditional farming gets less sustainable vertical farming is filling in the gaps, and one company Aerofarms has been revolutionizing the farming industry for 15 years. Today, the company is announcing that it's going public via a SPAC merger. And joining me now is David Rosenberg, Co-Founder and CEO of Aerofarms. David, it's great to have you with me this afternoon. Why was a SPAC merger the right fit for your company?

David Rosenberg: Well, a few points. One is vertical farming is going to be a huge industry. If you look at the macro trends, the challenges of the depletion of arable land of which 30% of farmland in the last 40 years have been decimated, if you look at challenges in water, fresh water, if you look at population growth, we do need a new paradigm of how we're going to feed our planet. You look at the cost of LEDs that's dropping down, and we've been devoted to improving technology to grow great plants. We have our unit economics right, now the customer is responding, the customer loves our product. So now it's the right time to take our business model and expand it geographically to utilize our platform to have a bigger and bigger impact in lots of different plants.

Kristen Scholer: Okay, before we talk about David, the expansion plans, which I know are tied to this SPAC merger, I want viewers to understand exactly what you're doing at--what is your vertical farm all about? And how does it fill in those gaps when it comes to sustainability?

David Rosenberg: So behind me is an image of one of our farms. So vertical farm we define as layer upon layer of plant growth. Plants don't need sun, they don't need soil, they need spectrum, and they need nutrients and micronutrients with fully controlled agriculture. And what I mean by that is controlling all the environmental stresses, we could not only understand what plants want, but how to deliver what plants want. So we not only grow plants, but we grow the great tasting fruits and vegetables. People can buy our plants, like if you're in the New York City or Tri-state area, at FreshDirect, Whole Foods, Amazon Fresh, Balador’s (SP) ShopRite’s, different places they could buy our product, and we're growing lots of different plants. So the idea is fresh food, great tasting, pesticide free, people don't realize how much chemicals we're putting in our body. Even in organics, it doesn't mean pesticide free, it typically means organic pesticides, we’re able to grow in fully controlled agriculture with zero pesticides. So it's a great tasting product, much healthier.

Aerofarms

Monday, March 29th, 2021, 8:00 AM Eastern

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Kristen Scholer: Show us that packaging again, David, because usually if you are checking out at the supermarket, it'll say “Organic.” I think I've actually bought that before at a supermarket, by the way, but it'll say “Organic” on it. Is there any way to discern on that label that it was grown at a vertical farming facility?

David Rosenberg: Yeah, it does. If you read the details, it says “Grown by Aerofarms.” So we have this brand “Dream Greens,” and we promote it at Dream Greens, we promote it at Aerofarms. And it tells our story on the back of the label that goes into more of the details. And the key feature to look for is “Pesticide free.” And what we're winning by--at the supermarkets is better taste and texture. So key economics for the CPG world, is units per store per week, and net promoter score. So a net promoter score, which is one's likelihood of recommending to our friends is industry leading number, it's about 50% higher than the competition of 55%.

And our units per store per week are also about 50% higher than the competition. So we're winning because of the tastes and textures. That said, one of the hottest trends in retailing is fresh local, and we also provide fresh local products. And by the way, there are other types of fruits and vegetables. So here are some tomatoes, there are strawberries. There are other types of crops that we’re growing not just leafy greens. That's our beachhead, if you will, but we're really on this platform having much broader impact. And I'm happy to talk about that.

Kristen Scholer: So let's talk about both the impact and the expansion plans. How are you planning to expand from here?

David Rosenberg: So we're opening up two new farms, not opening up, we're breaking ground on two new farms in April, one in Virginia, one in the United Arab Emirates, United Arab Emirates, we view a regional focus in the Middle East. If you think about it, it aligns that there's not enough arable land, there's scarcity of water, we could grow a plant with as much as 95% less water. So there's a lot of technology in what we do, in filtration in closed loop plumbing, and just knowing what a plant wants, the world way over irrigates. And in Virginia, it's going to like a 200-mile radius and how we could deliver locally there. On the platform side and having broader impact, like if you take berries, why would someone grow a berry? One, it's there aren't enough good quality berries 365 days a year. And through the science, there's a lot of digitization of what we do, data science, so we understand how the phytochemicals move in a berry and we could grow a berry that has a sweeter taste.

So the sugars start in the leaf and during the resting period if you change the temperature, change that humidity, one could move the chemicals and essentially drive more of the sugars from the leaf to the berry. So this could have like a 20%, 30% higher sugar content than a typical Berry. So when you eat a berry, you see it's typically red on--white on the inside our berries are white--I mean, I'm sorry, are red all the way through. So we're growing the sweetest berries you probably ever had. And the same thing with other fruits and vegetables. Today, it's leafy greens, but then broadening the platform to even do things like in the medical space. So we're growing a plant to produce a protein to treat highly symptomatic people of COVID-19.

So the plant produces this protein and the protein’s used as a therapeutic. So again, using this platform to have much broader application beyond leafy greens, that's our beachhead. But we believe we could have tremendous impact applying our technology, which is on the mechanical side, the biological, the genetic, the operational, the environment, bringing it all together to grow up with great plants.

Kristen Scholer: David, quickly, before I let you go, I want you to explain because of the sheer ability that you can do this by going up, instead of out, right, presumably you can save more space. How does that impact the cost to consumers? Is it more expensive, less expensive, or about the same price?

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David Rosenberg: So, we sell--when you buy this product at one of our retailers, it's the same price about as a field farm grown product in the category of organics. So it's--this is $3,99 for a five-ounce clamshell, you can buy it in retailers, and from a cost standpoint going vertically, so we have productivity wise, as much as over 300 times the productivity per square foot as a field farmer, let's say in New Jersey. This farm is in New Jersey, as a farm in New Jersey, and that's because of the control of seasonality. We grow a plant in 14 days that otherwise takes 30 or 40. We control seasonality. So that's 26 crop turns a year, versus about three in the field or in a greenhouse, 12. And then we stack like 12 levels in this farm, the next farm 14 levels. So that all added together as a tremendous amount of productivity and we get to spread out the cost of real estate. The HVAC costs because we think of things three dimensionally to a much broader group of plants. We have automation and seeding harvesting, cleaning packaging, again, lowering the cost of goods sold, the unit economics so we could make money at the same price as a field farmer.

Kristen Scholer: Alright, David, it's almost dinnertime, lunchtime, I think for some people across this country. Thank you so much for joining us, David Rosenberg, Co-Founder and CEO of Aerofarms.

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

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Forward-Looking Statements

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